Exhibit 10.3
November 12, 2010
Norman R. Robertson
179 Main Street
Groton, MA 01450
Dear Bud:
The purpose of this letter is to confirm that your employment with Progress Software Corporation (“Progress” or the “Company”) will terminate on May 13, 2011 (the “Termination Date”). As discussed with you, the Company would like you to continue in your current role as Senior Vice President, Finance & Administration and Chief Financial Officer on a full-time basis until November 15, 2010, which is the date on which the new Chief Financial Officer is expected to commence employment. Furthermore, even after such date, the Company would like you to assist in the completion of certain tasks, projects or other business transition items during the period commencing on November 15, 2010 (the “Transition Commencement Date”) and ending on the Termination Date (the “Transition Period”).
1. Transition Period Arrangements
On the Transition Commencement Date, the following terms will apply to your employment with the Company—
(a)	You will remain employed with the Company until the Termination Date.

(b)	Your title will be Senior Advisor, Finance and Administration and you will continue to report to me. In this position, you will not be an officer of the Company.

(c)	Until December 31, 2010, you will be employed with the Company on a full-time basis. Your base salary and benefits will remain unchanged during such period and you will continue to accrue vacation and floating holiday time as a full-time employee pursuant to the terms of the Company’s Vacation and Holidays Policy.

(d)	You will receive your bonus for the first half of the fiscal year ended November 30, 2010 (i.e., for the period from December 1, 2009 until May 31, 2010) pursuant to the Company’s Executive and Key Contributor Bonus Program when such bonuses are paid in January/February 2011.

(e)	You will remain eligible to receive your bonus for the second half of the fiscal year ended November 30, 2010 pursuant to the Company’s Executive and Key Contributor Bonus Program, such payment, if any, to be made in accordance with the terms of, and at the time provided in, the Program.

(f)	From January 1, 2011 until the Termination Date (the “Part-Time Transition Period”), you will be employed with the Company on a part-time basis. The

Company will expect you to commit a minimum of one full day per week performing your job duties. During the Part-Time Transition Period, your annualized base salary will be $64,000.00, to be paid pursuant to PSC’s standard payroll practices, policies and procedures. During the Part-Time Transition Period, you will play an important role in assisting our new Chief Financial Officer in critical functions of his position, including preparation of financial statements, internal financial and accounting information and analysis, preparation for year-end and quarterly conference calls with investors, preparation of SEC filings, preparation of earnings releases and related matters.

(g)	During the Part-Time Transition Period, you will accrue vacation and floating holiday time on a pro-rata basis, per the Company’s Vacation and Holidays Policy. You will retain all of your currently accrued vacation and floating holiday time.

(h)	During the Part-Time Transition Period, your continued participation in the Company’s benefit plans will be determined by the specific terms of such plans. For example, you (and your former spouses) will no longer be eligible to continue to participate in the Company’s benefit plans providing medical and dental coverage. Instead, you (and your former spouses) will be eligible to continue medical and dental coverage by electing COBRA and the Company will pay the COBRA premiums (less the amount you would have otherwise been required to contribute if you (and your former spouses) had continued on the Company’s medical and dental plans as an employee with your current coverage elections). A separate package detailing COBRA will be mailed to your home shortly after January 1, 2011. It is important to highlight that, as described in the attached Benefits Information Attachment, you must complete the COBRA application you will receive from Aetna to continue your medical and dental coverage beyond your Termination Date. Cindy Swech and Kristen Jadul will work with you to complete the necessary paperwork to elect COBRA.

(i)	During the Transition Period, your unvested stock options and restricted stock units will continue to vest in accordance with the terms and conditions of such stock options and restricted stock units.

(j)	Although you will cease to be an officer of the Company on November 15, 2010, your involvement in critical accounting and financial matters (as described in paragraph 1(f) above) means that, during the Transition Period, you will continue to be subject to the trading blackouts and pre-clearance requirements of the Company’s Insider Trading Policy applicable to Directors and Officers.
2. Employment Termination Benefits
Upon the Termination Date, you will be entitled to the following, subject to the terms and conditions of this letter:
(a)	Salary: The Company will issue a payment to you on the Termination Date equal to the total amount of your outstanding wages and unused vacation and floating holidays accrued through such date, less applicable deductions and withholdings, in accordance with the Company’s regular payroll practices.

(b)	Medical and Dental Benefits: If you elected COBRA as described in paragraph 1(h) above in connection with the commencement of the Part-Time Transition Period, the provision of your (and your former spouses) medical and dental coverage through COBRA will continue following the Termination Date, subject to paragraph 3(b) below).

(c)	Outplacement. You will be entitled to outplacement services, at the Company’s expense, as further described in the Keystone materials to be provided you on the Termination Date. The Keystone program for which you qualify is entitled “Career Transition.”

(d)	Expense Reimbursement: The Company will reimburse you for all actual reasonable and customary business expenses incurred by you (in the furtherance of Company business) on or prior to the Termination Date in accordance with the Company’s regular expense reimbursement policies. In order to qualify for reimbursement, reimbursement requests for all such expenses must be submitted by June 1, 2011.

(e)	Laptop and Blackberry. After the Termination Date, you will be entitled to keep the Company issued laptop (the “Laptop”) and blackberry (the “Blackberry”) for your personal use. Prior to the Termination Date, the Company will be permitted to remove from the Laptop and the Blackberry any and all materials, messages and other information that the Company reasonably and in good faith determines relate to the business of the Company as well as any software licensed or owned by the Company and you will cooperate with the Company with respect to such removal. Following such removal, the Company shall transfer ownership of the Laptop and the Blackberry to you.

(f)	Mobile Phone. After the Termination Date, you will be entitled to keep the Company issued mobile phone (the “Phone”) for your personal use. During the thirty (30) day period after the Termination Date, the Company will continue to pay the bills, invoices and other charges relating to the Phone for such period. However, within thirty (30) days after the Termination Date, you must either (a) cancel the account associated with the Phone (the “Phone Account”), or (b) transfer the Phone Account to a personal account (i.e., you may retain the phone number for personal use) such that the Company no longer has any responsibility for, or connection with, any bills, invoices or other charges in connection with the Phone or the Phone Account. If you do not accomplish either (a) or (b) above within thirty (30) days after the Termination Date, the Company will cancel the Phone Account.

(g)	Other Benefits: Except as otherwise expressly stated in this letter or the enclosed Benefits Information Attachment, all of your benefits as an employee of the Company will terminate as of the Termination Date. You will be provided with more detailed information concerning your conversion options with respect to certain benefits under separate cover.

3. Severance Benefits
In addition to the benefits provided in Paragraph 2 of this letter, provided that you execute the Separation Agreement and Release in the form attached hereto as Exhibit A (the “SAR”), and return it to me by May 20, 2011, then, in consideration for such execution and the rights and obligations included in the SAR, the Company will provide the following additional payments and benefits:
(a)	Salary Continuation. For a period of eighteen (18) months after the Termination Date (the “Severance Period”), the Company will continue to pay your Target Compensation in accordance with the Company’s normal payroll practices and procedures and subject to all applicable deductions and withholdings. Such severance shall be paid bi-weekly in the amount of $21,923.08, before taxes and other deductions. Such payment shall commence on the first payroll date after the Termination Date. Solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each installment payment is considered a separate payment. For purposes of your severance, the term “Target Compensation” shall mean the total of all fixed (which for this purpose shall mean $320,000) and variable (which for this purpose shall mean $250,000) cash compensation due based upon one hundred percent (100%) attainment of performance levels.

(b)	Medical and Dental Benefits before July 1, 2012. If you elected COBRA coverage, the Company will pay the COBRA premiums (less the amount you would have otherwise been required to contribute for your (and your former spouses) health benefits if you (and your former spouses) had continued on the Company’s medical and dental plans with your current coverage elections (the “Employee COBRA Payment”) until the earlier of (i) July 1, 2012, or (ii) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (the “COBRA Premium Payment Period”). Although your eligibility for COBRA (as described in the Benefits Information Attachment) is not contingent on your execution of the SAR, the Company’s obligation to pay the COBRA premiums in accordance with this paragraph is contingent upon your execution of the SAR. Note that all cost allocations and calculations required by this paragraph will be made in accordance with the American Recovery and Reinvestment Act of 2009.

(c)	Medical and Dental Benefits after July 1, 2012. After July 1, 2012, you (and your former spouses) will no longer be eligible (under Federal law) for COBRA coverage. From and after July 1, 2012 until November 12, 2012 (i.e., the date that is eighteen months after your Termination Date), provided that you are not eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment on or prior to that date, the Company will reimburse you for the cost of health insurance coverage you obtain (for yourself and your former spouses) during such period in an amount equal to the percentage of COBRA Premiums paid by the Company during the COBRA Premium Payment Period.

(d)	FY11 Bonus. You will remain eligible to receive a pro-rata portion (based on the number of days employed with the Company during FY11) of your bonus for the fiscal year ended November 30, 2011 pursuant to the Company’s Executive and Key Contributor Bonus Program (the “FY11 Program”), such payment, if any, to be prorated between full-time employment and part-time employment, and otherwise made in accordance with the terms of, and at the time provided in, the FY11 Program.

(e)	Stock Options. All unvested stock options held by you which were granted prior to the Termination Date under the Company’s stock option plans which would otherwise vest and become fully exercisable during the one year period following the Termination Date shall instead accelerate and become fully exercisable as of the Termination Date. The vesting of all other outstanding stock options shall cease immediately as of the Termination Date. Unvested options will be cancelled on the Termination Date. Vested options must be exercised on or before February 13, 2012. Vested but unexercised options will be cancelled on February 13, 2012.

(f)	Restricted Stock Units. All shares of restricted equity held by you which were granted prior to the Termination Date under the Company’s stock option plans which would otherwise become nonforfeitable and not subject to any restrictions during the one year period following the Termination Date shall instead become nonforfeitable and not subject to any restrictions as of the Termination Date.
4. Employee Retention and Motivation Agreement
You are a party to an Employee Retention and Motivation Agreement (the “ERMA”), which provides severance and other benefits to you in the event of a Change in Control (as defined in the ERMA) of the Company. In the event that a Change in Control of the Company occurs on or prior to May 13, 2011, the ERMA shall be applicable to your termination of employment on the Termination Date and any and all post-termination severance benefits to be paid to you upon such termination of employment shall be governed by the terms and conditions of the ERMA and not by Paragraph 3 of this letter; provided, however, that Paragraph 2 of this letter shall continue to apply to your termination of employment and, subject to your execution of the SAR, the following additional terms shall apply:
(a)	The number of months of severance provided pursuant to Section 3(a)(i) of the ERMA shall be increased by three (3) months, so that the total number of months of severance is eighteen (18) months, with such additional three months of severance being paid in accordance with the Company’s normal payroll practices and procedures and subject to all applicable deductions and withholdings. Such payment shall commence on the first payroll date after the Termination Date.

(b)	The number of months of benefits (medical, dental, vision and life insurance) provided pursuant to Section 3(a)(i) of the ERMA shall be increased by three (3) months, so that the total number of months of benefits is eighteen (18) months.

(c)	If the outstanding stock options and shares of restricted equity held by you under the Company’s stock option plans on the date of the Change of Control are continued by the Company or assumed by its successor entity, then the acceleration provisions of subparagraphs (e) and (f) of Paragraph 3 shall apply.

(d)	You will have the right to exercise vested options until February 13, 2012. Vested but unexercised options will be cancelled on February 13, 2012.
For clarification purposes, to the extent that a Change in Control of the Company does not occur on or prior to May 13, 2011, then the ERMA shall not apply to your termination of employment on the Termination Date.
Except as described above, nothing in this new employment arrangement shall serve to modify — and you shall still be bound by — the terms of the Employee Proprietary Information and Confidentiality Agreement between you and the Company, dated December 30, 2002 (the “EPICA”).
The terms set forth in this letter, the SAR, the enclosed Benefits Information Attachment and the ERMA, to the extent applicable, represent the entire consideration being offered to you in connection with the termination of your employment with the Company.
Please acknowledge your acceptance of these terms by signing in the space below.
Sincerely,

/s/ Richard D. Reidy
Richard D. Reidy
ACKNOWLEDGED AND AGREED TO:

/s/ Norman R. Robertson	November 12, 2010
Norman R. Robertson	Date